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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                 Health & Nutrition Systems International, Inc.
                 ----------------------------------------------
                                (Name of Issuer)

                          Common Stock, Par Value $.001
                          -----------------------------
                         (Title of Class of Securities)

                                   42216P 20 5
                                   -----------
                                 (CUSIP Number)

                             Denise G. Reeder, Esq.
                             Greenberg Traurig, P.A.
                   777 S. Flagler Drive, Suite 300-East Tower
                         West Palm Beach, Florida 33401
                                 (561) 650-7900
             ------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 14, 2001
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13-d-1(e), 240.13d-1(f) or 24013.d-1(g), check the following box: |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D                                                        Page 2 of 9
CUSIP NO: 42216P 20 5
--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Christopher Tisi
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a)      |X|
          (b)      |_|
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)
          PF
--------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e):  |_|
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen
--------------------------------------------------------------------------------
                     7       SOLE VOTING POWER
NUMBER OF                    769,088*
SHARES
                     -----------------------------------------------------------
BENEFICIALLY         8       SHARED VOTING POWER
OWNED BY                     0
EACH
                     -----------------------------------------------------------
REPORTING            9       SOLE DISPOSITIVE POWER
PERSON                       518,788
WITH
                    -----------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          769,088
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)             |_|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          21.50%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          IN
--------------------------------------------------------------------------------
*See disclosure in Item 4

Schedule 13D                                                        Page 3 of 9
CUSIP NO: 42216P 20 5
--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Steven Pomerantz
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a)      |X|
          (b)      |_|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)
          PF

--------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e):  |_|
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen
--------------------------------------------------------------------------------

                     7       SOLE VOTING POWER
NUMBER OF                    516,829*
SHARES
                     -----------------------------------------------------------
BENEFICIALLY         8       SHARED VOTING POWER
OWNED BY                     0
EACH
                     -----------------------------------------------------------
REPORTING            9       SOLE DISPOSITIVE POWER
PERSON                       516,829
WITH
                     -----------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          516,829
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                           |_|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.66%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          IN
--------------------------------------------------------------------------------
*See disclosure in Item 4

Schedule 13D                                                        Page 4 of 9
CUSIP NO: 42216P 20 5
--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Tony D'Amato
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a)      |X|
          (b)      |_|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)
          PF
--------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e):  |_|

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen
--------------------------------------------------------------------------------
                     7       SOLE VOTING POWER
NUMBER OF                    125,000*
SHARES
                     -----------------------------------------------------------
BENEFICIALLY         8       SHARED VOTING POWER
OWNED BY                     0
EACH
                     -----------------------------------------------------------
REPORTING            9       SOLE DISPOSITIVE POWER
PERSON                       339,750
WITH
                     -----------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          339,750

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)             |_|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.78%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          IN
--------------------------------------------------------------------------------
*See disclosure in Item 4

Schedule 13D                                                        Page 5 of 9
CUSIP NO: 42216P 20 5
--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Tony  F. Musso
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a)      |X|
          (b)      |_|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)
          PF

--------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e):  |_|

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen
--------------------------------------------------------------------------------
                     7       SOLE VOTING POWER
NUMBER OF                    569,329*
SHARES
                     -----------------------------------------------------------
BENEFICIALLY         8       SHARED VOTING POWER
OWNED BY                     0
EACH
                     -----------------------------------------------------------
REPORTING            9       SOLE DISPOSITIVE POWER
PERSON                       569,329
WITH
                     -----------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          569,329
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)
          |_|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.38%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          IN
--------------------------------------------------------------------------------
*See disclosure in Item 4

Schedule 13D                                                        Page 6 of 9
CUSIP NO: 42216P 20 5
--------------------------------------------------------------------------------

ITEM 1:  SECURITY AND ISSUER:

         1(a)     Common Stock, $.001 par value per share (the "Common Stock").

         1(b) Health & Nutrition Systems International, Inc. (the "Issuer"), 3750 Investment Lane, Suite 5,
                  West Palm Beach, Florida  33404

ITEM 2:  IDENTITY AND BACKGROUND:

         2(a)-(c) The identity and background of the reporting persons
                  (collectively, hereinafter referred to as the "Reporting Persons" and each as a "Reporting Person") is as follows:

                  (i) Christopher Tisi ("Tisi") is President, Secretary, and a director of the Issuer, 3750 Investment Lane, Suite 5, West Palm Beach, Florida 33404.

                  (ii) Steven Pomerantz ("Pomerantz") is Chief Executive Officer, Treasurer, and Chairman of the Board of the Issuer, 3750 Investment Lane, Suite 5, West Palm Beach, Florida 33404.

                  (iii) Tony D'Amato ("D'Amato") is a consultant and shareholder of the Issuer, 1401 Bay Road, Suite 305, Miami Beach, FL 33139.

                  (iv) Tony Musso ("Musso") is a director of the Issuer, 3750 Investment Lane, Suite 5, West Palm Beach, Florida 33404.

         2(d)-(e) None

         2(f)     All of the Reporting Persons are United States citizens.

ITEM 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Not Applicable.

ITEM 4:  PURPOSE OF TRANSACTION

         Effective June 29, 2000, the Issuer's Registration Statement on Form 9 was declared effective by the Securities and Exchange Commission. As a result, the Reporting Persons became subject to the reporting requirements of the Securities Exchange Act of 1934.

         On July 13, 2000, D'Amato executed and delivered to Tisi and the Issuer a Shareholders' Agreement pursuant to which D'Amato granted to Tisi an irrevocable proxy (the "Irrevocable Proxy") authorizing Tisi to vote shares of the Issuer beneficially owned by D'Amato as of that date and any shares of the Issuer acquired by D'Amato thereafter. The Irrevocable Proxy has a two year term. The Shareholders' Agreement and Irrevocable Proxy are filed as Exhibits 1 and 2 to this Schedule 13D, respectively, and are incorporated by reference herein. On January 31, 2001, Tisi relinquished his right to vote pursuant to the Irrevocable Proxy with respect to 125,000 shares beneficially owned by D'Amato as of that date (the "Waiver"). The Waiver is filed as Exhibit 3 to this
Schedule 13D and is incorporated by reference herein.

Schedule 13D                                                        Page 7 of 9
CUSIP NO: 42216P 20 5
--------------------------------------------------------------------------------

         In addition, Tisi, Musso and Pomerantz have entered into an oral understanding with each other that each will vote, in person or by proxy, shares of Common Stock of the Issuer beneficially owned by him (or, in the case of Tisi, as to which he has voting power) together as a group, but only for the following purposes: (i) in favor of the same person or persons to be nominated and elected to serve on the board of directors of the Issuer to fill any vacancies on the board, if and as such vacancies may arise from time to time (whether such vacancy occurs by removal, resignation or an increase in the size of the board of directors) at any time prior to the Issuer's 2001 annual meeting of stockholders, or any adjournment thereof; and (ii)in favor of the same person or persons to be nominated and elected as the slate of nominees, and elected, to the board of directors to be voted upon by the shareholders of the Issuer at its 2001 annual meeting of shareholders, or any adjournment thereof.

         Each of Tisi, Pomerantz and Musso do not have any other plans or proposals with respect to the Issuer, other than, as directors of the Issuer, to continue the operations of the Issuer in accordance with its current business plan. In addition, D'Amato has no other plans or proposals with respect to the Issuer.

ITEM 5:  INTEREST IN SECURITIES OF THE ISSUER

         5(a) and 5(b)

                  According to Issuer's most recent 10-Q, the Issuer had 3,474,813 shares of Common Stock outstanding as of November 16, 2000.

         Tisi has sole voting power of 769,088 shares, and sole dispositive power of 518,788 shares beneficially owned by him, which includes 102,000 shares which he may acquire within 60 days pursuant to the exercise of vested stock options.

         Pomerantz has sole voting power of 516,829 shares and sole dispositive power of 516,829 shares beneficially owned by him, which includes 50,000 shares which he may acquire within 60 days pursuant to the exercise of vested stock options.

         D'Amato has sole voting power of 125,000 shares and sole dispositive power of 339,750 shares beneficially owned by him.

         Musso has sole voting power for the limited purposes set forth in Item 4 of 569,329 shares and sole dispositive power of 569,329 shares beneficially owned by him.

         5(c) No transactions concerning Issuer's securities have been effected by the Reporting Persons within the last 60 days.

         5(d)     Not applicable.

         5(e)     Not applicable.

Schedule 13D                                                        Page 7 of 9
CUSIP NO: 42216P 20 5
--------------------------------------------------------------------------------

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than as disclosed under Item 4, there are no other contracts, arrangements, understandings or relationships among the Reporting Persons with respect to the securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


No.                       Description:
------------------        ------------------------------------------------------
1.                        Shareholders' Agreement among D'Amato, Tisi, and
                          the Issuer dated July 13, 2000.
2.                        Irrevocable Proxy dated July 13, 2000.
3.                        Waiver dated January 31, 2001.
4.                        Joint Filing Agreement dated February 13, 2001.

Schedule 13D                                                        Page 8 of 9
CUSIP NO: 42216P 20 5
--------------------------------------------------------------------------------


SIGNATURE:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2001.

Signature:  /s/Steven Pomerantz
Names:  Steven Pomerantz

Signature:  /s/Christopher Tisi
Names:  Christopher Tisi

Signature:  /s/Tony Musso
Names:  Tony Musso

Signature:  /s/Tony D'Amato
Names:  Tony D'Amato

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with this statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name an any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Schedule 13D                                                        Page 9 of 9
CUSIP NO: 42216P 20 5
--------------------------------------------------------------------------------
                                  Exhibit Index

No.                       Description:

1. Shareholders' Agreement among D'Amato, Tisi, and the Issuer dated July 13, 2000.

2.                        Irrevocable Proxy dated July 13, 2000.

3.                        Waiver dated January 31, 2001.

4.                        Joint Filing Agreement dated February 13, 2001.